UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07002751

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling (703) 907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

700 North Fairfax Street, Suite 400, Alexandria, Virginia 22314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Vice President and Secretary
Title

Notary Public



NOTARY PUBLIC
VIRGINIA

My Commission Expires March 31, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation And Subsidiary
(a wholly-owned subsidiary of NRECA United, Inc.)

Financial Statement
December 31, 2006 and 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statement of financial condition of RE Investment Corporation and Subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of RE Investment Corporation and Subsidiary for the year ended December 31, 2005, were audited by other auditors whose report, dated February 24, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial condition of RE Investment Corporation and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Alexandria, Virginia
February 23, 2007

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition
December 31, 2006 and 2005

Assets		2006		2005
Cash and cash equivalents	$	**2,887,461**	$	2,106,358
Investments in mutual funds, at market value		**455,926**		398,081
Accounts receivable		**26,232**		23,207
Due from Homestead Funds		**786,802**		1,105,379
Prepaid expenses and other assets		**101,094**		95,356
Deposit in escrow		**28,592**		27,453
Fixed assets, net		**-**		5,694
Total assets	**$**	**4,286,107**	$	3,761,528

Liabilities and Stockholder's Equity				
Due to NRECA and affiliates	**$**	**1,044,280**	$	895,974
Accrued liabilities		**333,980**		430,408
Taxes payable		**148,173**		227,347
Total liabilities		**1,526,433**		1,553,729
Stockholder's equity				
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		**1,000**		1,000
Additional paid-in capital		**319,666**		319,666
Accumulated earnings		**2,439,008**		1,887,133
Total stockholder's equity		**2,759,674**		2,207,799
Total liabilities and stockholder's equity	$	**4,286,107**	$	3,761,528

See Notes to Consolidated Financial Statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations
Years ended December 31, 2006 and 2005

	2006	2005
Income		
Management and administrative fees, net - Homestead Funds	$ 5,678,289	$ 4,716,761
Management fees - other	100,005	88,683
Interest	109,634	71,592
Net unrealized appreciation on investments	45,107	3,822
Total income	5,933,035	4,880,858
Expenses		
Allocated administrative costs from NRECA	2,585,260	2,339,567
Promotional	346,545	248,644
Professional fees	166,977	125,548
Communication	14,709	8,361
Registration fees	143,260	67,679
Insurance	34,299	33,069
Other	507,526	310,951
Total expenses	3,798,576	3,133,819
Income before taxes	2,134,459	1,747,039
Provision for income taxes	(782,584)	(663,506)
Net income	$ 1,351,875	$ 1,083,533

See Notes to Consolidated Financial Statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity
Years ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, January 1, 2005	$ 1,000	$ 319,666	$ 1,603,600	$ 1,924,266
Net income	-	-	1,083,533	1,083,533
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2005	1,000	319,666	1,887,133	2,207,799
Net income	-	-	1,351,875	1,351,875
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2006	$ 1,000	$ 319,666	$ 2,439,008	$ 2,759,674

See Notes to Consolidated Financial Statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 1,351,875	$ 1,083,533
Adjustments to reconcile net income to net cash provided by operating activities		
Net unrealized appreciation on investments in mutual funds	(45,107)	(3,822)
Depreciation	5,694	13,031
Purchases of mutual fund shares	(12,738)	(22,853)
Changes in assets and liabilities		
Increase in accounts receivable	(3,025)	(1,425)
Decrease (increase) in due from Homestead Funds	318,577	(542,416)
Increase in prepaid expenses, other assets and deposit in escrow	(6,877)	(18,696)
Increase in due to NRECA and affiliates	148,306	172,087
(Decrease) increase in accrued liabilities	(96,428)	56,523
(Decrease) increase in taxes payable	(79,174)	227,347
Net cash provided by operating activities	1,581,103	963,309
Cash flows from financing activities		
Payment of dividends	(800,000)	(800,000)
Net cash used in financing activities	(800,000)	(800,000)
Net increase in cash and cash equivalents	781,103	163,309
Cash and cash equivalents		
Beginning	2,106,358	1,943,049
Ending	$ 2,887,461	$ 2,106,358
Supplemental cash flows disclosure:		
Income tax payments	$ 861,758	$ 436,159

See Notes to Consolidated Financial Statements.

RE Investment Corporation and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Organization: RE Investment Corporation (the "Company") was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company re-incorporated in the Commonwealth of Virginia on July 6, 1995. The Company is a wholly-owned subsidiary of NRECA United, Inc. ("United") which is a wholly-owned subsidiary of the National Rural Electric Cooperative Association ("NRECA").

NRECA provides personnel, property and services to the Company and RE Advisers Corporation ("RE Advisers"), a wholly-owned subsidiary, at a cost equal to the portion of NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

Significant accounting policies: The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, RE Advisers, which is registered with the SEC as an Investment Adviser pursuant to the Investment Advisers Act of 1940.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues from investment advisory fees and administrative fees are recognized in the period in which the service is rendered.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is three years for software.

New accounting standards: In July 2006 the FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. The Company expects to adopt FIN 48 in the first quarter of 2007 and is currently assessing the impact of FIN 48 on its financial position and results of operations.

Note 2. Deposit in Escrow

At December 31, 2006 and 2005, the Company has placed $28,592 and $27,453, respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

Note 3. Fixed Assets

		2006		2005
Software	$	110,700	$	110,700
Equipment		8,950		8,950
		119,650		119,650
Less accumulated depreciation and amortization		(119,650)		(113,956)
Fixed assets, net	$	-	$	5,694

Depreciation expense was $5,694 and $13,031 for the years ended December 31, 2006 and 2005, respectively.

Note 4. Investment Management and Administrative Agreements

RE Advisers has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain funds within Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between RE Advisers and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small-Company Stock Fund, and the Nasdaq-100 Index Tracking Stock℠ Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' Prospectus. The management fee as a percentage of average daily net assets at December 31, 2006 and 2005, were: .50% for the Daily Income Fund, .45% for the Short-Term Government Securities Fund, .60% for the Short-Term Bond Fund, and .25% for the Nasdaq-100 Index Tracking Stock℠ Fund. For the Value Fund, the management fees at December 31, 2006 and 2005, were .65% of average daily net assets up to $200 million and .50% of average daily net assets up to the next $200 million and .40% of average daily net assets in excess of $400 million. For the Small-Company Stock Fund, the management fees at December 31, 2006 and 2005, were .85% of average daily net assets up to $200 million and .75% of average daily net assets in excess of $200 million. In 2006, the International Value Fund was restructured from a passively managed index fund to an actively managed fund, sub-advised by Mercator Asset Management. At this time RE Advisers became the manager of the International Value Fund and entered into a Management Agreement allowing for a management fee of .75% of average daily net assets, replacing the former Administrative Agreement.

Note 4. Investment Management and Administrative Agreements (Continued)

In 2006 and 2005, the Funds incurred the following management fees:

	2006	2005
Daily Income Fund	$ **601,803**	$ 497,274
Short-Term Government Securities Fund	**176,919**	193,520
Short-Term Bond Fund	**1,202,041**	1,191,934
Value Fund	**2,878,520**	2,412,028
Small-Company Stock Fund	**483,563**	362,202
International Value Fund	**321,029**	-
Nasdaq-100 Index Tracking Stock[SM] Fund	**16,965**	16,607
Total	$ **5,680,840**	$ 4,673,565

The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus. In 2006 and 2005 the administrative fees incurred by the Stock Index Fund and the International Value Fund were as follows:

	2006	2005
Stock Index Fund	$ **127,068**	$ 113,427
International Value Fund	**20,085**	24,742
Total	$ **147,153**	$ 138,169

The Company has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, the Company will first waive or reduce its investment management fees or administrative fees, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $149,704 and $94,973 of management fees were waived from the Funds for the years ended December 31, 2006 and 2005, respectively. The Company did not make any reimbursements to Homestead Funds in 2006 or 2005.

At December 31, 2006 and 2005, the Funds owed $786,802 and $1,105,379, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

The Company has other investment management agreements with unrelated entities. As of December 31, 2006 and 2005, the Company's receivables from these companies were $26,232 and $23,207, respectively. Management fee income from these agreements was $100,005 and $88,683 for the years ended December 31, 2006 and 2005, respectively.

Note 5. Investment in Homestead Funds

At December 31, 2006 and 2005, the Company held shares in the Funds. These securities are classified as trading securities, and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year, and no purchases, other than reinvestments of distributions. The market value of the Company's investments in the Funds at December 31, 2006 and 2005, were as follows:

	2006	2005
Short-Term Gevernment Securities Fund	$ 81,318	$ 78,292
Small-Company Stock Fund	215,957	185,073
Stock Index Fund	56,385	49,025
International Value Fund	73,554	58,472
Nasdaq-100 Index Tracking Stock[SM] Fund	28,712	27,219
Total	$ 455,926	$ 398,081

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2006, the Company had net capital of $13,739 which was $8,739 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers is exempt.

Note 7. Income Taxes

The Company files a consolidated tax return with NRECA United Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2006 and 2005, there were no deferred tax assets or liabilities.

Note 7. Income Taxes (Continued)

For the years ended December 31, 2006 and 2005, federal and state income tax expenses were as follows:

	2006	2005
Federal Income Taxes	$ 654,470	$ 558,632
State Income Taxes	128,114	104,874
Taxes, net	**$ 782,584**	$ 663,506

The effective tax rate of 37% and 38% for the years ended December 31, 2006 and 2005, respectively, differs from the statutory federal tax rate of 34% primarily due to state and local taxes.

The taxes are all current and in 2005 $145,416 was paid to NRECA United, Inc., representing a tax benefit due to net operating loss carry forwards. Taxes payable to NRECA United, Inc., as of December 31, 2006 and 2005, were $148,173 and $227,347, respectively.

Note 8. Related Parties

The Company paid NRECA United, Inc. $800,000 in dividends in 2006 and 2005.

At December 31, 2006 and 2005, the Company owed NRECA $844,280 and $695,974, respectively, for monthly services as described in Note 1 and other monthly operating expenses. In addition, at December 31, 2006 and 2005, the Company owed NRECA United, Inc. a dividend in the amount of $200,000.

RE Investment Corporation and Subsidiary

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2006

Consolidated Stockholder's Equity at December 31, 2006	$	2,759,674
Less:		
Investment in RE Advisers		2,675,940
Nonallowable assets:		
Prepaid expenses and other assets of the Company		69,995
Net capital	$	13,739
Aggregate indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregrate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	8,739
Ratio of aggregrate indebtedness to net capital		0 to 1

Reconciliation of Consolidated Stockholder's Equity and Investment in RE Advisers included in Part IIA-17A-5 as of December 31, 2006:

		Consolidated Stockholder's Equity		Investment in RE Advisers
As originally reported on Form 17A-5	$	2,812,284	$	2,728,551
Income tax expense accrual		76,070		76,070
Incentive accrual		(128,680)		(128,680)
Rounding		-		(1)
	$	2,759,674	$	2,675,940

There was no material difference in net capital between Part IIA-17A-5 and the amount reported above.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholders of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary ("the Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Alexandria, Virginia
February 23, 2007

END